Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

March 23, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Approval for surrender of Certificate of Registration with RBI by Imperial Credit Private Limited, a Wholly-owned subsidiary of the Company

Ref:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’)

In terms of Regulation 30 of the SEBI Listing Regulations and in furtherance to our letter dated July 29, 2022, we would like to inform you that Imperial Credit Private Limited (“Imperial”), a Non-Banking Finance Company (“NBFC”) and a wholly-owned subsidiary of the Company, was acquired by the Company in FY2017 for setting up captive insurance business. However, Imperial could not achieve the desired purpose.

Further, the Board of Directors of the Company at its meeting held on July 28, 2022, had approved the sale of its investment in Imperial. However, the transfer of 100% shareholding of an NBFC is not viable. Therefore, the Board of Directors of Imperial at its meeting held on March 23, 2023, has decided to surrender the Certificate of Registration (“CoR”) of Imperial, as an NBFC.

Please further note that Imperial is not a material subsidiary of the Company. As on March 31, 2022, Imperial had a net worth of Rs. 25.52 million and turnover of Rs. 0.93 million. It may also be noted that the surrender of the said NBFC CoR by Imperial, will not have any significant impact on the Company or its financials.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head – CSR